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                            April 16, 2024

       Philip D'Ambrosio
       Executive Vice President and Treasurer
       Madison Square Garden Entertainment Corp.
       Two Penn Plaza
       New York, NY 10121

                                                        Re: Madison Square
Garden Entertainment Corp.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            Response dated
April 15, 2024
                                                            File No. 001-41627

       Dear Philip D'Ambrosio:

              We have reviewed your April 15, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 2, 2024 letter.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Consolidated and Combined Financial Statements
       Consolidated and Combined Statements of Operations, page F-4

   1. We read your response to prior comment 1. Please show us what your revised presentation will look like,
including your footnote disclosures discussing the types of revenues and direct operating
expenses included in each line item. Also, confirm that (a) revenues for items that represent
less than 10% of total revenues will not be aggregated with revenues for items that
represent more than 10% of total revenues and (b) direct operating expenses will be treated in the
same manner as the related revenues. Refer to Rules 5-03.1 and 5-
                                                        03.2 of Regulation S-X.
 Philip D'Ambrosio
Madison Square Garden Entertainment Corp.
April 16, 2024
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions.



FirstName LastNamePhilip D'Ambrosio                Sincerely,
Comapany NameMadison Square Garden Entertainment Corp.
                                                   Division of Corporation
Finance
April 16, 2024 Page 2                              Office of Trade & Services
FirstName LastName